September 5, 2024

Bob Pragada
Chief Executive Officer
Amazon Holdco Inc.
600 William Northern Blvd
Tullahoma, Tennessee 37388

       Re: Amazon Holdco Inc.
           Amendment No. 2 to Registration Statement on Form 10-12B Filed August 26, 2024
           File No. 001-42176
Dear Bob Pragada:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12B
Unaudited Pro Forma Condensed Combined Financial Information, page 93

1. Prior to effectiveness, please give pro forma effect, if material, to the transition services agreement, tax matters agreement and other agreements being entered into in conjunction with the separation and merger transactions. If material terms in these agreements will not be finalized prior to effectiveness, please also tell us why not.
Note 4 - Effects of the Separation and Distribution, page 103

2. We read your response to prior comment 3 and the related changes to your filing disclosures. Please also disclose here and on page 112 that the pro forma adjustments related to the Jacobs RSU transactions are not material, if true. Otherwise, include these adjustments in your pro forma financial statements using assumptions as of the most recent practicable date.
 September 5, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Alan J. Fishman